SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    __________

                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 1)
                                    __________

                            MOORCO INTERNATIONAL INC.
                            (Name of Subject Company)

                            MOORCO INTERNATIONAL INC.
                        (Name of Person Filing Statement)


                      Common Stock, Par Value $.01 per Share
                 (and Associated Preferred Stock Purchase Rights)
                          (Title of Class of Securities)


                                    61559L100
                      (CUSIP Number of Class of Securities)


                              JAMES J. NELSON, ESQ.
                         Vice President, General Counsel
                                  and Secretary
                            Moorco International Inc.
                       2800 Post Oak Boulevard, Suite 5701
                            Houston, Texas 77056-6111
                                  (713) 993-0999
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)


                                     Copy to:

                               DANIEL A. NEFF, ESQ.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000

                   This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on May 19, 1995 (the "Schedule 14D-9") by Moorco International Inc., a Delaware corporation (the "Company" or "Moorco"), relating to the tender offer by MII Acquisition Corp. ("MII"), a wholly-owned subsidiary of FMC Corporation ("FMC"), to purchase all of the outstanding shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), and the associated Preferred Stock Purchase Rights (the "Rights"), at a price of $20.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 1995, and in the related Letter of Transmittal (which together constitute the "FMC Offer").
         Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the
         Schedule 14D-9.

         Item 7.   Certain Negotiations and Transactions by the Subject
                   Company.

                   The description under Item 7(a) is hereby amended and supplemented by adding the following information:

                   On May 23, 1995, the Company and FMC entered into a confidentiality agreement pursuant to which the Company has begun to provide FMC with confidential information.


         Item 8.  Additional Information to be Furnished.

                   The description under Item 8 under the heading
         "Litigation--Moorco International Inc. v. FMC Corp." is hereby amended and supplemented by adding the following information:

                   On May 22, 1995, the Texas Court denied the Company's motion for reconsideration of the Texas Court's order staying the Texas Action.






                                    SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the in-formation set forth in this statement is true, complete and correct.


                                       MOORCO INTERNATIONAL INC.


                                       By:  /s/  Michael L. Tiner
                                            Michael L. Tiner
                                            President and
                                            Chief Executive Officer

         Dated:  May 24, 1995




































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